Westar Energy, Inc.

Employees’ 401(k) Savings Plan

Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

All other schedules required by section 2520.103-10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Benefits Committee of

Westar Energy, Inc. Employees’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Westar Energy, Inc. Employees’ 401(k) Savings Plan (the “Plan”), as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kansas City, Missouri

June 22, 2004

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:

Investments (see Note 3):
Mutual Funds	$191,420,224	$145,344,552
Westar Energy Common Stock Fund	41,312,406	18,834,577
Westar Energy IC Fund	45,898,802	45,203,070
Loan Fund	7,807,307	7,542,340

Total investments	286,438,739	216,924,539

Interest and dividends receivable	389,550	568,707

Contributions receivable:
Employer	53,347	14,415
Participant	380,442	57,425

Total assets	287,262,078	217,565,086

LIABILITIES:

Accounts payable	14,606	8,468

NET ASSETS AVAILABLE FOR BENEFITS	$287,247,472	$217,556,618

See notes to financial statements.

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment Income:
Interest and dividend income	$6,355,407
Net appreciation in fair value of investments	62,484,806

Total Investment Income	68,840,213

Contributions:
Employer	3,142,629
Participant	9,394,319
Rollover	334,089

Total contributions	12,871,037

Transfers to the plan (note 9)	969,527

Total additions	82,680,777

DEDUCTIONS:
Benefits paid to participants	12,969,913
Administrative expenses	20,010

Total deductions	12,989,923

NET INCREASE	69,690,854

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	217,556,618

End of year	$287,247,472

See notes to financial statements.

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	NATURE OF OPERATIONS

The following description of the Westar Energy, Inc. (the “Company”) Employees’ 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - An employee shall become eligible to participate in the Plan as of the first day of the calendar month following commencement of active full-time employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan.

Due to the sale of AVOne, Inc. (“AVOne”) and Protection One Data Services, Inc. (“PODS”) in 2002 from the Company to Protection One Alarm Monitoring, Inc., a subsidiary of the Company, on June 1, 2002 and July 1, 2002, AVOne and PODS, respectively, adopted the Protection One 401(k) plan. See note 9 for further information.

Contributions - Participants of the Plan are allowed to make tax deferred contributions of between 1 percent and 14 percent of earnings as defined by the Plan. Effective July 1, 2002, participants may contribute up to 50 percent of earnings as defined by the plan. All employees who are eligible to make elective deferrals under this Plan and have attained age 50, are eligible to make catch-up contributions in accordance with the Plan document. In addition to or instead of pretax contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified employee benefits plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, an investment contract fund and a Company stock fund as investment options for participants. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 50 percent by the Company. Certain collectively bargained employees, as defined by the Plan, have a Company match of 65 percent. The Company matching contribution may be made in either cash or in Westar Energy, Inc. common stock, generally at the option of the Company. If Company matching contributions are made in the form of Company stock, such contributions may not be transferred to other investment funds, unless the participant has attained the age of 55. The foregoing restrictions on transfers shall not apply to company matching contributions made on or after April 1, 2002. Also the foregoing restriction on transfers shall terminate on April 1, 2002 as to company matching contributions made before April 1, 2002. Participants are fully vested in all contributions and earnings thereon. Contributions are subject to certain limitations.

Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account, pre-tax account after age 59 1/2, and/or the Company match account. Company matching contributions are also suspended, but for the period of twelve months, in the event a participant received a hardship withdrawal.

Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with plan terms.

Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and plan expenses are made when such amounts are earned or incurred.

Loans to Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Westar Energy, Inc. common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges, which were paid by the participants. The Company has no continuing obligation to pay these expenses.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value except for its benefit responsive investment contracts, which are valued at contract value, which approximates market as determined by the custodian, and participant loans, which are carried at cost which approximates market value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Westar Energy

Common Stock fund is valued at its year-end unit closing price (comprised of year end market price plus uninvested cash). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Reclassifications – Certain prior year balances have been reclassified to conform with current year presentation.

Westar Energy Common Stock Fund - Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the IRC and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the “ESOP”. The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company stock in the Company Stock Fund. No dividends were paid from the ESOP to participants until 2004.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002, are as follows:

	2003	2002
Vanguard Windsor Fund	$67,379,921	$50,193,146
*Westar Energy Common Stock Fund	41,312,406	18,834,577
Fidelity Magellan Fund	30,369,685	24,398,207
Vanguard PRIMECAP Fund	40,925,311	28,994,213
Vanguard 500 Index Fund	20,156,040	14,943,956
Vanguard Wellington Fund	16,661,139	13,394,684
Westar Energy IC Fund	45,898,802	45,203,070

*	In 2002, the Westar Energy Common Stock Fund included both participant directed and non-participant directed funds.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $62,484,806 as follows:

Mutual Funds	$41,991,236
Westar Energy Common Stock Fund	20,493,570

$62,484,806

4.	INVESTMENT CONTRACT

The Plan’s investment in the Westar Energy IC Fund invests in benefit-responsive investment contracts with several insurance companies and banks. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value (which approximates fair value) as reported to the Plan by the custodian, which totaled $45,898,802 and $45,203,070 at December 31, 2003 and 2002, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk and the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5 percent for 2003 and 6 percent for 2002. Generally, the crediting interest rates for investment contracts will change quarterly based upon the performance of the underlying investment portfolio. The Fund pays Vanguard Fiduciary Trust Company, the Plan’s trustee, a flat administrative fee of $100,000 per year, which is included as a reduction to the Fund’s earnings.

During 2003, the Plan’s Investment and Benefits Committee determined and approved the movement of the Westar Energy IC Fund to the Vanguard Retirement Savings Trust, a common/collective trust, as the investment contracts within the Westar Energy IC Fund mature.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2003 and 2002. The Company stock fund is considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts cannot be separately determined. Effective April 1, 2002, all investments were participant-directed.

	2003	2002
Net Assets -

Westar Energy Common Stock Fund	N/A	$18,834,577

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on May 16, 1996, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Westar Energy Common Stock Fund includes transactions that also qualify as party-in-interest transactions.

9.	TRANSFERS TO THE PLAN

On January 1, 2003 and March 19, 2003, PODS and AVOne were sold back to the company. These participants had a balance under the Protection One 401(k) Plan, and were given the opportunity to transfer-in their balance to the Plan. During 2003, participants elected to transfer-in $969,527 to the Westar Energy, Inc. Employees’ 401(k) Savings Plan.

10.	SUBSEQUENT EVENTS

Effective April 30, 2004, the Westar Energy, Inc. 401(k) Savings Plan will no longer hold assets in the following funds: Fidelity Magellan Fund, Franklin Balance Sheet Fund, Vanguard Explorer Fund, and the Vanguard International Growth Fund. There will be three new funds added: Vanguard Mid-Cap Index Fund, Vanguard Small-Cap Index Fund, and the Vanguard International Stock Index Fund. Participants have until April 29, 2004 to change their assets from the closing funds to funds already held by the plan. If the participant does not transfer the funds by choice, then the assets in the closing funds will be transferred to predetermined funds as decided by Plan management.

* * * * * *

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost		Current Value
	Mutual Funds:
*	Vanguard Windsor Fund	Mutual Fund	4,143,907	*	*	$67,379,921
*	Vanguard PRIMECAP Fund	Mutual Fund	771,593	*	*	40,925,311
*	Vanguard 500 Index Fund	Mutual Fund	196,319	*	*	20,156,040
*	Vanguard Wellington Fund	Mutual Fund	578,311	*	*	16,661,139
	Fidelity Magellan Fund	Mutual Fund	310,719	*	*	30,369,685
*	Vanguard International Growth Fund	Mutual Fund	169,621	*	*	2,735,985
*	Vanguard Total Bond Market Index Fund	Mutual Fund	375,191	*	*	3,868,222
*	Franklin Balance Sheet Fund	Mutual Fund	35,316	*	*	1,680,011
*	Vanguard Explorer Fund	Mutual Fund	25,634	*	*	1,682,072
*	Vanguard Prime Money Market Fund	Mutual Fund	5,961,839	*	*	5,961,838

	Total Mutual Funds					191,420,224

*	Westar Energy Common Stock Fund	Company Stock Fund	3,786,655	*	*	41,312,406

	Westar Energy IC Fund:
	AIG Life, matures 8/16/04	Investment contract #1076	2,017,360	*	*	2,017,360
	John Hancock Life Insurance Company, matures 1/31/05	Investment contract #15073	3,720,222	*	*	3,720,222
	Massachusetts Mutual Life Insurance, matures 4/30/04	Investment contract #35034	1,658,818	*	*	1,658,818
	Principal Mutual Life Insurance Company, matures 2/2/04	Investment contract #4-18026-2	1,981,312	*	*	1,981,312
	JP Morgan WRESO, matures 9/30/2007	Investment contract	8,857,405	*	*	8,857,405
	Metropolitan Mutual Life Insurance, matures 10/15/06	Investment contract #28407	3,321,246	*	*	3,321,246
	Rabobank Nederland, matures 6/29/2007	Investment contract #WRS070101	7,172,800	*	*	7,172,800
	State Street Bank & Trust, matures 9/30/2007	Investment contract #101015	8,005,455	*	*	8,005,455
	CDC Capital, Matures 9/30/2007	Investment contract #185101	3,596,085	*	*	3,596,085
	GE Life and Annuity Assurance, matures 5/30/2007	Investment contract #3829	1,541,777	*	*	1,541,777
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	2,815,298	*	*	2,815,298
*	Vanguard Prime Money Market Fund	Money-Market	1,211,024	*	*	1,211,024

	Total Westar Energy IC Fund					45,898,802

*	Loan Fund	Various participants, interest rates ranging from 4.1% to 14%, maturities through August 16, 2031		*	*	7,807,307

	Total Investments					$286,438,739

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date
/s/ Mark A. Ruelle Mark A. Ruelle	Chairman	June 28, 2004

/s/ Larry D. Irick Larry D. Irick	Member	June 28, 2004

/s/ Bruce A. Akin Bruce A. Akin	Member	June 28, 2004

/s/ Caroline A. Williams Caroline A. Williams	Member	June 28, 2004

/s/ Douglas J. Henry Douglas J. Henry	Member	June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission file number 1-3523

A.	Full title of the Plan:

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTAR ENERGY, INC.

818 South Kansas Avenue

Topeka, KS 66612